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                                                            EXHIBIT (a)(1)(vii)


E-mail

To: Next Level Communications Employees
From: optionquestions@nlc.com


Dear Next Level Communications Employee:

        This message confirms that we have received and accepted your Election Concerning Exchange of Stock Options. Pursuant to the Offer to Exchange and the Election form, unless you withdraw your elected options in accordance with the provisions of Section 4 of the Offer to Exchange before 6 p.m. PDT on August 7, 2001, we will cancel all options that you have elected to exchange on August 8, 2001. We will also cancel all options granted to you between February 8, 2001 and August 7, 2001. The new options will be granted to you as promptly as practicable on or after the first trading day that is at least six months and one day after the date we cancel your options elected for exchange, subject to your continued employment and other terms of the Offer.

        If you have any questions, please immediately reply to this note at optionquestions@nlc.com.

Reminder: this Election is not revocable after 6 p.m. PDT on Tuesday, August 7, 2001.

Thank you.